UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from ____________ to ______________

Commission file number 1-14893

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

PBG 401(k) Program

INDEX

J.H. COHN LLP
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Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
PBG 401(k) Program

We have audited the accompanying statement of assets available for plan benefits of PBG 401(k) Program (the "Plan") as of December 31, 2005, and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of PBG 401(k) Program as of December 31, 2005, and the changes in its assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the 2005 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
June 14, 2006

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator
PBG 401(k) Program:

We have audited the accompanying statement of assets available for plan benefits of the PBG 401(k) Program (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 15, 2005

PBG 401(k) Program

Statements of Assets Available for Plan Benefits

As of December 31, 2005 and 2004

(in thousands)

	2005	2004
Assets		
Investments:		
Plan interest in PBG Master Trust, at fair value (Note 3)	$ 139,548	$ 144,989
Participant loans	11,485	12,052
	151,033	157,041
Receivables:		
Participant contributions	324	325
Employer contributions	104	112
	428	437
Assets available for plan benefits	$ 151,461	$ 157,478

See accompanying notes to the financial statements.

PBG 401(k) Program

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2005

(in thousands)

Additions to assets attributed to:	
Investment income:	
Plan interest in net investment income	
PBG Master Trust (Note 3)	$ 7,836
Interest on participant loans	587
	8,423
Contributions:	
Participant	21,502
Employer	4,885
	26,387
Total additions	34,810
Deductions from assets attributed to:	
Withdrawals	14,670
Total deductions	14,670
Net increase prior to transfers	20,140
Net transfers to PBG 401(k) Savings Program (Note 3)	(26,157)
Net decrease in assets available for plan benefits	(6,017)
Assets available for plan benefits at beginning of year	157,478
Assets available for plan benefits at end of year	$ 151,461

See accompanying notes to the financial statements.

(1) Summary Plan Description

The following brief description of the PBG 401(k) Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is sponsored by The Pepsi Bottling Group, Inc ("PBG"). The Plan was created as of January 1, 2001, as a result of the PBG 401(k) Plan being split in two separate 401(k) plans. The PBG 401(k) Plan was split into the PBG 401(k) Savings Program and the Plan. The participant's rights under both plans are identical, and have not changed due to the split. Each is a separate plan and has distinct participation criteria. Both 401(k) plans referred to above participate in the Defined Contribution Plans Master Trust Agreement between The Pepsi Bottling Group, Inc. and State Street Bank and Trust Company (the "Trust"). There are no other participants in the Trust.

Any employee within a group or class so designated in the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Each participant in the Plan may elect to contribute up to 25% of his or her eligible pre-tax earnings. For calendar year 2005, the maximum pre-tax contributions permitted under federal law was $14,000. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code ("IRC").

Participants who reach age 50 during the year, and who contribute the maximum allowed under the Plan for the year 2005, are allowed to contribute an additional $4,000 to the Plan ("Additional Contribution"). For qualifying participants, the resulting overall maximum for 2005 was $18,000.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

PBG makes matching contributions to the Plan on behalf of participants eligible to receive such contributions. The matching contributions are made to the Plan in cash and invested only in the PBG Stock Fund. The dollar amount of the Additional Contribution is not eligible for PBG matching contributions.

If the participant has one or more but less than 10 years of eligible service, the PBG match will equal $0.50 for each dollar the participant elects to defer up to 4% of the participant's pay. If the participant has 10 or more years of eligible service, the PBG match will equal $1.00 for each dollar the participant elects to defer up to 4% of the participant's pay.

Participant Accounts

Each participant's account is credited with the participant's contribution, PBG's matching contribution and Plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balance, or on a per participant basis as may be defined in the Plan or in guidelines established under the Plan. PBG's matching contributions remain invested in the PBG Stock Fund until participants have completed 5 years of eligible service, at which time they may diversify into other investment funds maintained under the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum equal to the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the highest outstanding loan balance during the preceding one-year period. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 10.5 percent. The interest rate for loans is based on the prime rate plus one percent. Interest on loans is allocated to each of the remaining funds based upon the participant's contribution election percentages. Principal and interest is paid ratably through payroll deductions. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document. In addition, a one-time loan origination fee of $35 and a monthly maintenance fee are charged to those participants who obtain a loan.

Allocation of Participant Contributions

Participants must allocate their contribution to the Plan by specifying the percentage to be invested in any or all of the separate investment funds maintained under the Plan. If a participant elects to contribute to the Plan but fails to designate an investment fund, the participant's contributions will be invested in the Security Plus Fund.

Liquidity

The Trustee has been authorized in accordance with investment guidelines established by PBG to invest a portion of the assets of each fund or investment option under the Plan in short-term investment funds managed by the Trustee or to hold a portion of those assets in cash. The percentage of assets held for this purpose is normally expected to range from 2 percent to 10 percent; under extraordinary circumstances, the percentages may be temporarily higher.

Vesting

A participant is fully and immediately vested in the participant's elective deferrals and any gains or losses thereon. A participant will become vested in the PBG matching contribution and any gains or losses thereon when any of the following occurs: the participant completes five years of eligible service with PBG, PepsiCo, Inc. (prior to April 6, 1999) or certain acquired companies, reaches normal retirement age, dies while employed by PBG or receives a transfer to PepsiCo, Inc. that is approved by PBG. If a participant is actively employed and has less than five years of service, he or she is partially vested based on the following: less than two years, 0%; two years, 25%; three years, 50%; four years, 75%; and five or more years, 100%. Any forfeiture may be used to reduce PBG matching contributions to the Plan, or they may be used to pay expenses, as determined by the Plan Administrator, at its sole discretion. During 2005, employer contributions were reduced by $139,000 from forfeited accounts. At

December 31, 2005 and 2004, $6,000 and $5,000, respectively, was available to pay for future administrative expenses of the Plan or to reduce future PBG matching contributions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. Additionally, the participant may elect to receive his or her vested balance in the PBG Stock Fund in whole shares of PBG common stock. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan's investments are held in a Master Trust. The following are the investment valuation and income recognition policies of the Master Trust and the Plan.

The investments in each fund (except for the Security Plus Fund, PBG Stock Fund, Fidelity BrokerageLink, commingled trust funds and the participant loan account) consist of mutual funds and are valued in units at quoted market values. The PBG Stock Fund is valued based on quoted market prices. Investments in the Security Plus Fund are valued at fair value. Investments in the Fidelity BrokerageLink are valued based on quoted market prices of participants' investments. Shares of commingled trust funds are stated at fair value, which represents the net asset value of shares held by the Plan as reported by the investment manager of the fund. Funds may contain short-term investments that are recorded at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

(3) Investment in PBG Master Trust

The Master Trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, Fidelity Investments Institutional Operations Company, Inc. maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

The investments of the Trust, at fair value, are as follows at December 31, 2005 and 2004:

(in thousands)	2005	2004
Common stock	$257,345	$231,692
Mutual funds	69,972	126,289
Fixed income portfolio	131,372	119,832
Commingled trust funds	219,116	116,863
Cash and cash equivalents [1]	13,066	16,187
Total investments of PBG Master Trust	$690,871	$610,863
Total investments applicable to PBG 401(k) Program	$139,548	$144,989

[1] Cash and cash equivalents represent the cash balances within each investment fund.

The following presents investments that represent 5% or more of the Master Trust's assets as of December 31, 2005 and 2004:

(in thousands)	2005	2004
PBG Stock Fund*	$248,508	$223,117
Security Plus Fund	134,348	126,066
Large Cap Equity Index Fund	151,718	79,891
Fidelity Equity Income Fund**	--	58,065

* A portion of the PBG Stock Fund is a nonparticipant-directed investment.

** Fidelity Equity Income Fund is included in the mutual funds investment category.

Net investment income of the Trust for the year ended December 31, 2005 is as follows:

(in thousands)	
Net appreciation in fair value of investments:	
Common stock	$ 12,705
Commingled trust funds	9,777
Mutual funds	3,642
Net appreciation	26,124
Interest and dividends	12,541
Investment expenses	(489)
Net investment income	$ 38,176
Plan's interest in net investment income of PBG Master Trust	$ 7,836

At December 31, 2005 and 2004, the Plan's interest in the assets of the Trust was approximately 20% and 24%, respectively.

During 2005, approximately $26 million was transferred out of the Plan as a result of net transfer activities within the Master Trust.

(4) Nonparticipant – Directed Investments

PBG makes matching contributions to the Plan, all of which are made to the PBG Stock Fund. As a result, a portion of the PBG Stock Fund is considered a nonparticipant-directed investment until such time as a participant has completed 5 years of service. Information about the assets at December 31, 2005 and 2004, and the significant components of the changes in assets for the year ended December 31, 2005, relating to the PBG Stock Fund for both the participant and nonparticipant-directed accounts are as follows:

(in thousands)	2005	2004
PBG Stock Fund:		
PBG common stock	$55,127	$58,198
Cash and cash equivalents	1,198	1,098
Interest and dividends receivable	157	109
	56,482	59,405
Participant contribution receivable	78	90
Employer contribution receivable	104	112
Assets	$56,664	$59,607

(in thousands)	2005
Assets at beginning of Plan year	$59,607
Net appreciation of PBG common stock	2,901
Interest and dividend income	583
Investment expenses	(87)
Employer contributions	4,885
Participant contributions	5,134
Withdrawals	(4,708)
Net loan activity	(358)
Net transfers to other funds	(1,303)
Net transfer to the PBG 401(k) Savings Program	(9,990)
Change in assets	(2,943)
Assets at end of Plan year	$56,664

The information above is for both participant and nonparticipant-directed investments. It is not practicable to determine the balance of nonparticipant-directed assets.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 5, 2004, that the Plan and related Master Trust are designed in accordance with applicable sections of the Internal Revenue Code.

(6) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan Administrator may be paid in whole or in part by PBG, and any expenses not paid by PBG will be paid by the Trustee out of the Trust. All administrative expenses for the years ended December 31, 2005 and 2004 were paid by PBG, except for monthly investment service fees charged to participants, loan origination and monthly maintenance fees charged to participants who obtained a loan, quarterly recordkeeping fees for certain former employees who maintain a balance under the Plan and forfeited amounts that may have been used to pay expenses.

(7) Related-Party Transactions

The assets of the Plan invested with the Trustee are considered party-in-interest investments. The Trustee is currently a party-in-interest as a provider of investment management to certain funds. There are also assets of the Plan invested in mutual funds managed by Fidelity Management Trust Company ("Fidelity"), which are considered party-in-interest investments since Fidelity assumed the recordkeeper responsibilities as of April 2000. Another investment is an investment fund comprised primarily of shares of common stock issued by PBG. PBG is the Plan sponsor as defined by the Plan.

(8) Plan Termination

Although PBG has not expressed any intent to do so, PBG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits.

The Plan's exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the PBG Stock Fund, which principally invests in a single security.

(10) Subsequent Events

Plan Amendment
Effective January 1, 2006, Fidelity was appointed the new trustee and custodian pursuant to the Master Trust Agreement between PBG and Fidelity. Plan assets transferred to the new trustee, Fidelity, remained in the same funds as held by the previous trustee, State Street Bank and Trust Company.

Plan Merger

Effective June 7, 2006, the Pepsi-Cola Bottling Company of Charlotte, Inc. 401(k)/Profit Sharing Plan ("Charlotte Plan") merged into the Plan. Charlotte Plan participants' investment account balances were transferred to the Plan. Effective January 1, 2006, participants of the Charlotte Plan were eligible to participate in the Plan.

EIN# 13-4038356
Plan # 052

Supplemental Schedule

PBG 401(k) Program

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Issuer	Description of Investment	Current Value (in 000's)
* Participant loans	3,838 loans to participants with interest rates of 4% to 10.5%	$ 11,485
* Party-in-interest as defined by Employee Retirement Income Security Act of 1974, as amended ("ERISA")		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBG 401(k) Program

June 14, 2006

By: /s/ Erik A. Sossa

Erik A. Sossa
Sr. Director, Compensation and Benefits

PBG 401(k) Program

December 31, 2005

INDEX TO EXHIBITS

Exhibit	
23.1	Consent of Independent Registered Public Accounting Firm – J.H. Cohn LLP
23.2	Consent of Independent Registered Public Accounting Firm – KPMG LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128993, 333-80647 and 333-73302 of PBG 401(k) Program on Form S-8 of our report dated June 14, 2006, appearing in this Annual Report on Form 11-K of PBG 401(k) Program for the year ended December 31, 2005.

J.H. Cohn LLP

Roseland, New Jersey
June 14, 2006

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Plan Administrator
PBG 401(k) Program:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-128993, 333-80647 and 333-73302, pertaining to the PBG 401(k) Program) of The Pepsi Bottling Group, Inc. of our report dated June 15, 2005 relating to the statement of assets available for plan benefits of the PBG 401(k) Program as of December 31, 2004, which report appears in the December 31, 2005 annual report on Form 11-K of the PBG 401(k) Program.

KPMG LLP

New York, New York
June 14, 2006